EXHIBIT 23.6

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated July 26, 2006 with respect to the balance sheet of Zion Oil & Gas Inc. as of December 31, 2005 and the related statements of operations, stockholders' equity and cash flows for the year then ended and for the period from April 6, 2000 (inception) to December 31, 2005, included herein, and to the reference to our firm under the heading "Experts" in the Registration Statement. Such report contains an explanatory paragraph that states that Zion Oil & Gas Inc. is in the development stage and has no operating revenue, limited capital resources and a loss from operations, all of which raise substantial doubt about its ability to continue as a going concern.

/s/

Somekh Chaikin

Certified Public Accountants (Isr.)

A Member of KPMG International

Tel Aviv, Israel

September 25, 2006